Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following is a communication to be posted on the intranet site of Susquehanna Bancshares, Inc., and which communication may also be distributed to certain employees of Patriot Bank Corp.

Strategic Change Announced in Patriot Acquisition

Patriot Bank to Merge with Equity Bank

Yesterday, the decision was made to merge Patriot Bank into Equity Bank, a shift from the initial intent to have Patriot Bank merge into Farmers First Bank.

Susquehanna Chairman, President and CEO Bill Reuter explained that the need for change became apparent after further analysis of Patriot’s retail customer footprint. Reuter also pointed out that Patriot and Equity share the same media markets, allowing for more efficient and effective marketing if the two entities merge.

“Initially, we saw more commonalities between Patriot Bank and Farmers First Bank and thought that would be the best fit,” he explained. “But now that we’ve had a chance to do a more detailed review and analysis of Patriot’s customer base, we see a greater customer overlap in Chester and Montgomery counties. We didn’t want customers in Chester and Montgomery counties to see Patriot Bank and Founders’ Bank, a division of Equity Bank in the same counties and not realize that they were somehow related. The customer overlap and the fact that they share the same media markets confirmed for us that it makes more sense from a customer standpoint to merge Patriot into Equity.”

Once the acquisition is finalized, Patriot Bank will merge into Equity Bank; however, upon conversion, Equity Bank will change its legal name to Patriot Bank. This means that, along with the existing 17 Pennsylvania branches of Patriot Bank, all of Equity Bank’s 14 New Jersey branches and its four Founders’ Bank branches in Pennsylvania will be known as Patriot Bank. The result will be a $1.8 billion bank with 35 branches in Pennsylvania and New Jersey, all operating under the name of Patriot Bank.

Reuter said the decision to call the combined bank “Patriot Bank” was based on results received during an on-going, corporate-wide branding study. “We are currently conducting a corporate-wide branding study and part of the study focused on the Patriot Bank name,” Reuter said. “Patriot Bank proved to be a very strong, respected and appealing name that worked well in all markets.”

The combined bank will be based out of Equity’s headquarters in New Jersey and will operate under the leadership of Mike Quick (current CEO of Equity Bank) as Chairman and Rick Elko (current President and CEO of Patriot Bank) as President and CEO.

More detailed information about the merger will be available in the near future. Please continue check Web1 and the Patriot Bank Corp. Information Forum for updates.

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot anticipate filing a Registration Statement on Form S-4 and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) shortly. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The final joint proxy/prospectus will be mailed to shareholders of Susquehanna and Patriot Bank, Corp. Investors and shareholders will be able to obtain a free copy of such documents when they become available at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com when they become available.

Participants in Solicitation

Susquehanna, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.